UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 30, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ViroPharma Incorporated

File No. 0-21699 - CF#25928

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ViroPharma Incorporated submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on November 24, 2004.

Based on representations by ViroPharma Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through November 9, 2013
Exhibit 2.2	through November 9, 2013
Exhibit 10.1	through November 9, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel